FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2007

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Superintendency of Banks, Chilean Superintendency of Securities and Insurance and local Stock Exchanges, with respect to essential information that Quiñenco S.A. has communicated to the security market.

In addition, it is enclosed herewith an English translation of said essential information, which Quiñenco S.A. has communicated to the Superintendent of Securities and Insurances.

Mr.
Guillermo Larrain Rios
Superintendent of Securities and Insurances
Present

Subject: Essential Information

Mr. Superintendent:

In accordance with Articles 9 and 10 of the Securities Law N° 18,045 and Chapter 18-10 of the Regulations of that Superintendency I hereby inform, as Essential Information, related to this institution, that on today’s date, Quiñenco S.A. has communicated to the securities markets, by means of a complementary essential information release that it has entered into an agreement with Citigroup Inc, pertaining to a strategic partnership of their businesses and financial operations in or with respect to Chile. The agreement is subject to the respective prior approvals of the Chilean and United States authorities and in compliance with other suspensive conditions stipulated therein.

The most relevant aspects of this strategic partnership are described in the aforementioned release with details pertaining to Banco de Chile set forth in paragraphs a); b); c); d); e); g); i); and j).

Sincerely,

Julio Guzman Herrera
Acting Chief Executive Officer

QUIÑENCO S.A.

Santiago, July 19th, 2007

Mr. Guillermo Larraín Ríos
Superintendent of Values and Securities

REF.:	ESSENTIAL COMPLEMENTARY FACT
Quiñenco S.A.
Registration in Value Register N° 0597

Mr. Superintendent,

According to what has been stipulated in Article 9th of the second paragraph of Article 10th of Law 18.045 on Securities Market, according to what has been prescribed by the Regulation of General Character N° 30 and by Circular N° 1737 dated January 13th, 2005 of that Superintendence, being authorized for the purpose by the board of directors of Quiñenco S.A. (“Quiñenco”), please allow me to inform you of the following:

In pursuit of the Essential Information release that was presented on June 28th, 2007, I hereby inform you, as essential information, that on this same date Citigroup Inc (“Citigroup”) and Quiñenco have entered into a contract which contemplates a strategic partnership of their financial businesses and services in or with respect to Chile, subject to the prior authorization of the relevant authorities in Chile and in the United States of America, further approvals in compliance with the current legislative requirements and in compliance with further suspensive conditions stipulated therein.

In accordance with the signed contract, the following paragraphs represent the most relevant aspects of the strategic association agreed to between Quiñenco and Citigroup:

(a) Quiñenco and Citigroup will be shareholders of LQ Inversiones Financieras S.A. (“LQIF”), the parent corporation of Sociedad Matriz del Banco de Chile S.A. (“SM-Chile”) and of the Banco de Chile, among other companies. Initially and provided that the closure of this operation occurs on the planned date of the first day of 2008, (“Date of Closure”), Citigroup will become the owner of 32.96% of LQIF and Quiñenco of the remainder. It is further stipulated that within the 28 months following the Date of Closure Citigroup, may increase, up to 50%, its participation in LQIF in accordance with the paragraphs described below. A central element of this association, constituted by the agreement, is that LQIF will permanently maintain capital stock which represent at least 56% of the voting rights of Banco de Chile.

(b) It is stipulated that Quiñenco will remain, at all times, in control of LQIF and of the corporations which are directly or indirectly controlled by LQIF, and, accordingly, is thereby granted the power to elect the majority of the directors of LQIF, SM-Chile and Banco de Chile.

(c) In order to maximize the contributions made by the addition of the experience of Citigroup, one of the principal financial institutions in the world, to Banco de Chile, the signed contract considers that there will be an active participation of Citigroup at all levels of this strategic partnership, and it contains various agreements establishing rights for Citigroup, aimed at materializing the said active participation.

(d) In order to benefit the customers of Banco de Chile and Citigroup in Chile, it has been considered that the association allows them to access to a wide variety of products and services resulting from the combination of strengths from both institutions, with a platform of branches available in Chile and worldwide. Likewise, the contract contemplates the joint development of both institutions, for its customers in Chile, of products and services in which Citigroup has a worldwide leadership, particularly in the areas of corporative banking and investments, private banking, international personal banking, global transactional services and international financing operations.

(e) A very important aspect of this association is the merger of Banco de Chile with the financial businesses of Citigroup in Chile, for which purpose the different entities belonging to Citigroup in Chile will be reorganized, for the purpose of facilitating the aforementioned merger. For this merger, Banco de Chile has been valued at US$ 6,015 millions and the financial operations of Citigroup in Chile at US$ 701 million, which results in the latter constituting approximately 10.44% of the merged bank. The contribution by Citigroup of other assets to the strategic association for an approximate value of US$ 192 million is also considered and with this Citigroup would reach a participation of 32.9% in LQIF on the Date of Closure mentioned in the preceding paragraph (a).

Concerning the profits of fiscal year 2007, the mentioned merger considers that these will be distributed among the current shareholders of Banco de Chile.

(f) The contract considers two options. The first may be exercised in a 28 months term starting on the Date of Closure, through which Citigroup may purchase 8.52 % of LQIF for a price of UF 11,475,455.68 plus 5% annual interest, starting from the Date of Closure.

The execution of this option may be required by Citigroup or by Quiñenco (call/put), such that if Citigroup does not exercise it and Quiñenco does not require it, Citigroup will remain at the participation percentage in LQIF initially mentioned.

Finally, there will be a second option for Citigroup to purchase an additional 8.52% of LQIF, which allows it to reach 50% of participation herein, as previously indicated. The term to exercise this option is until month 29 counting from the Date of Closure and the price to pay will be UF 11,475,455.68 plus 5% annual interest, starting from the Date of Closure.

(g) Another agreement contemplated consists of the acquisition Citigroup will carry out of the businesses that Banco de Chile maintains in the United States of America, which includes the North American branches of the Banco de Chile, for a price of US$ 130 million. As a result of this acquisition, the customers in the United States can continue operating through the offices of the Banco de Chile in Chile and will have access to the most extensive and sophisticated range of products and services which Citigroup will place at their disposal through its offices and branches in more than 100 countries through out the world.

(h) The contract reflects the intention of both parties to include in the strategic partnership the participation of Citigroup in AFP Habitat, which will depend on the decision Citigroup will take in light of its existing contracts with its partner in the said business, the Cámara Chilena de la Construcción A.G.

(i) It is provided that on the Date of Closure, a shareholders agreement will be signed between the parties which will regulate, among other matters, the transfers of shares between the partners under the stipulation of preferential purchase rights and tag along or joint sale rights; the joint approval of certain relevant matters and other related clauses, among other aspects, to the administration of the several corporations which will be part of the strategic partnership.

(j) The values indicated in the preceding paragraphs may be modified according to the result of a revision or due diligence process pertaining to the contract set forth herein and the results of the capital increase of the Banco de Chile which is currently being carried out.

Likewise, it is hereby noted that the formalization of the association in fiscal year 2008 could generate for Quiñenco a financial profit of approximately Ch$116,000 million . The definitive effects of this transaction will be determined once the relevant analyses of fair values thereto associated have been concluded. Finally, it is worth noting that what has been indicated in this paragraph does not consider the effects which might be produced by the possible exercise of the options referred to in paragraph (f).

Sincerely,

(illegible signature)
Guillermo Luksic Craig
President

c.c.	Santiago Stock Exchange
Chilean Electronic Stock Exchange, Stock Exchange
Brokers Stock Exchange-Stock Exchange of Valparaíso
Risk Classification Commission
Banco BICE Department of Bond Holders

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 19, 2007

Banco de Chile

/S/ Julio Guzman H.
By:	Julio Guzman Herrera Acting CEO